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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.          )*

Bayou City Exploration, Inc.
(Name of Issuer)
Common Stock, par value $0.005
(Title of Class of Securities)
07301P 10 5
(CUSIP Number)
Michael T. Shannon, Esq.
Devlin Jensen
Barristers & Solicitors
Suite 2550 – 555 W. Hastings Street
Vancouver, British Columbia
Canada V6B 4N5
(604) 684-2550
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 31, 2004
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 Pages

CUSIP No.	07301P 10 5	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Lucy Ngieng

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Malaysia

	7	SOLE VOTING POWER:

NUMBER OF		2,500,000 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,500,000 (1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
0
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Lucy Ngieng has sole voting and dispositive power of 1,250,000 shares which she directly owns and 1,250,000 shares underlying share purchase warrants which are exercisable within 60 days held directly by Lucy Ngieng.

CUSIP No.	07301P 10 5	Page	3	of	5
Item 1. SECURITY AND ISSUER
     The class of equity securities to which this statement relates is common stock, $0.005 par value per share (the “Common Stock”) of Bayou City Exploration, Inc., a corporation organized under the laws of the State of Nevada (the “Issuer”). The address of the principal executive offices of the Issuer is 10777 Westheimer Rd., Suite 170, Houston, Texas, 77042.
Item 2. IDENTITY AND BACKGROUND
     (a) — (c)
     Lucy Ngieng’s principal occupation is a businesswoman. Ms. Ngieng’s residential address is 31 Iris Garden, 982000, Kuching, Sarawak, Malaysia.
     (d) — (f)
     During the last five years, Ms. Ngieng has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, Ms. Ngieng has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction; and therefore, is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Ms. Lucy Ngieng is citizen of Malaysia.
Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     Ms. Lucy Ngieng acquired 1,250,000 units (each a “Unit”) of common stock of the Issuer on December 31, 2004 through a private placement offering at a price of $0.20 per Unit. Each Unit consists of one common share and one share purchase warrant to purchase one additional share of common stock of the Issuer at a price of $0.50 per share until June 30, 2006 (the share purchase warrants were originally set to expire as of December 31, 2005, but the expiry date has been extended to June 30, 2006). Therefore, Ms. Lucy Ngieng directly owns 1,250,000 shares of common stock of the Issuer and 1,250,000 shares underlying share purchase warrants which are exercisable within 60 days. Ms. Lucy Ngieng is the beneficial owner of 2,500,000 shares of the Issuer (including shares underlying warrants), which represented 11.1% of the Issuer’s outstanding shares of common stock.
Item 4. PURPOSE OF TRANSACTION
     Ms. Ngieng is currently holding the shares for investment purposes. Ms. Ngieng has no plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No.	07301P 10 5	Page	4	of	5
Item 5. INTEREST IN SECURITIES OF THE ISSUER
     (a) Ms. Ngieng currently owns 2,500,000 shares of Common Stock of the Issuer (including shares underlying share purchase warrants), which represents approximately 11.1% of the outstanding Common Stock of the Issuer. This percentage is based on 21,266,094 shares of Common Stock issued and outstanding.
     (b) Ms. Ngieng has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 1,250,000 shares of Common Stock, which she directly owns and 1,250,000 shares underlying share purchase warrants which are exercisable within 60 days.
     (c) Ms. Ngieng has not affected any transactions in the Common Stock of the Issuer during the sixty (60) days prior to December 31, 2004, however, on April 26, 2005, Ms. Lucy Ngieng entered into a Stock Purchase Agreement with Mr. Nique Tang, whereby Ms. Ngieng sold 625,000 shares of the Issuer registered in Ms. Ngieng’s name to Mr. Tang. The transfer of the shares from Ms. Ngieng to Mr. Tang was completed on June 17, 2005.
     (d) Except as otherwise described herein, and to the knowledge of Ms. Ngieng, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock owned by Ms. Ngieng.
     (e) It is inapplicable for the purpose herein to state the date on which Ms. Ngieng ceased to be an owner of more than five percent (5%) of the Common Stock.
Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER
     Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Ms. Ngieng and any other person with respect to the voting or disposition of the shares of Common Stock beneficially owned by Ms. Ngieng.
Item 7. MATERIAL TO BE FILED AS EXHIBITS
     Not Applicable as there are no exhibits to be filed with this Schedule 13D.

CUSIP No.	07301P 10 5	Page	5	of	5
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2006	/s/ Lucy Ngieng
Lucy Ngieng